SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549




                          FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2000.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.


     Commission File Number 1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               CENTEL RETIREMENT SAVINGS PLAN
                FOR BARGAINING UNIT EMPLOYEES

B.   Name of issuer of the securities held pursuant to the
     plan and the address of its principal   executive office:

                     SPRINT CORPORATION
                    POST OFFICE BOX 11315
                 KANSAS CITY, MISSOURI 64112








                TOTAL NUMBER OF PAGES     24
                EXHIBIT INDEX AT PAGE     23


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                    REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2.   Audited Statements of Net Assets Available for Benefits
     With Fund Information as of December 31, 2000 and 1999.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years
     Ended December 31, 2000, 1999 and 1998.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 2000.
     -Reportable Transactions For the Year Ended December 31, 2000.

6.   Consent of Ernst & Young  LLP (Exhibit 23).


FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311 OF REGULATION S-T UNDER COVER OF FORM SE



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                         SIGNATURES




The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Pension & Savings Trusts
Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Centel Retirement Savings Plan
                              for Bargaining Unit Employees


Date:     June 28, 2001       By: /s/ Gene M. Betts
                                      Gene Betts
                                      Pension & Savings Trusts Committee Member



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                        EXHIBIT INDEX


Exhibit Number                                      Page

23             Consent of Ernst & Young LLP         24